CORPORATE UPDATE

(Montréal, August 18, 2016) Osisko Gold Royalties Ltd (OR:TSX and OR:NYSE) ("Osisko" or the "Corporation") reports that Messrs. John Burzynski, Senior Vice President New Business Development, and Robert Wares, Chief Geologist, have resigned from their executive positions with Osisko Gold Royalties Ltd effective August 31st 2016 in order to focus their efforts on Osisko Mining Inc. (“Osisko Mining”).

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer of Osisko, stated: “During the past year, John and Bob have contributed to the recreation of Osisko Mining as a strong emerging gold development company with advanced exploration projects in Québec and Ontario. As key founders of Osisko Exploration Ltée in 2003, through the change over to Osisko Mining Corporation with the discovery, definition, financing, building and commissioning of the world class Canadian Malartic gold mine, they have the full experience and track record of creating tremendous shareholder value, helping take Osisko Exploration Ltée from its humble beginnings to its eventual $4.1B sale. It is their goal to repeat this success with Osisko Mining Inc., a company in which Osisko Gold Royalties owns a 16% equity interest, as well as royalties on the key properties.”

Mr. Burzynski will remain as a Director of Osisko Gold Royalties Ltd.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds 52 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $425 million at June 30 2016 and has distributed dividends to its shareholders during the past seven consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, refer to the Corporation’s most recent Annual information Form filed on SEDAR and EDGAR. The forward-looking information set forth herein reflects the Corporation’s expectations as at the date of this press release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com